 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on February 27, 2024, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the first tranche of the 2024 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the first tranche of the 2024 programme was announced: 7 February 2024. The duration of the first tranche of the 2024 programme: 8 February to no later than 5 April 2024.

Further information on the tranche can be found in the stock market announcement on its commencement dated 7 February 2024, available here: https://newsweb.oslobors.no/search?issuer=1309

From 19 February to 23 February 2024, Equinor ASA has purchased a total of 2,390,000 own shares at an average price of NOK 266.1765 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)

19 February	OSE	463,179	268.4957	124,361,580.60
	CEUX	14,237	268.5078	3,822,746.05
	TQEX	2,584	268.5159	693,845.10
20 February	OSE	441,167	265.5156	117,136,736.05
	CEUX	34,111	265.9187	9,070,751.45
	TQEX	4,722	265.9278	1,255,711.05
21 February	OSE	431,595	262.9553	113,490,204.15
	CEUX	38,977	262.8382	10,244,644.20
	TQEX	9,428	262.9962	2,479,527.80
22 February	OSE	406,665	268.3775	109,139,737.30
	CEUX	63,454	268.3868	17,030,217.15
	TQEX	9,881	268.3976	2,652,036.25
23 February	OSE	429,460	265.3584	113,960,833.25
	CEUX	31,648	267.0088	8,450,295.45
	TQEX	8,892	266.8642	2,372,956.30

Total for the period	OSE	2,172,066	266.1471	578,089,091.35
	CEUX	182,427	266.5102	48,618,654.30
	TQEX	35,507	266.2595	9,454,076.50

Previously disclosed buy-backs under the first tranche of the 2024 programme	OSE	3,447,714	273.3571	942,457,163.65
	CEUX	196,130	272.7570	53,495,828.70
	TQEX	46,156	272.8565	12,593,962.60
	Total	3,690,000	273.3190	1,008,546,954.95

Total buy-backs under first tranche of the 2024 programme (accumulated)	OSE	5,619,780	270.5704	1,520,546,255.00
	CEUX	378,557	269.7467	102,114,483.00
	TQEX	81,663	269.9881	22,048,039.10
	Total	6,080,000	270.5113	1,644,708,777.10

Following the completion of the above transactions, Equinor ASA owns a total of 66,639,407 own shares, corresponding to 2.22% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 60,115,193 own shares, corresponding to 2.00% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: February 27, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer